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                                                                    Exhibit 20.1

  QUEPASA.COM CONTINUES TO POSITION ITSELF COMPETITIVELY BY RETAINING FRIEDMAN,
         BILLINGS, RAMSEY & CO., INC. TO EXPLORE STRATEGIC ALTERNATIVES

PHOENIX, AZ - (BUSINESS WIRE) - May 26, 2000 - Quepasa.com (NASD:PASA), the premier online community for U.S. Hispanics (www.quepasa.com), announced today that it has retained the investment banking firm of Friedman, Billings, Ramsey & Co., Inc. ("FBR") as part of its effort to further enhance the Company's competitive position and maximize shareholder value. FBR has been authorized to consider a number of strategic alternatives for quepasa.com, including strategic alliances, significant equity investments in the company, a merger or the sale of the company or significant portions of its business. No decision has been made at this time to pursue any particular transaction. The company cautioned that there is no assurance that any transaction will be consummated and that the company has not set any deadlines for completing its exploration of strategic alternatives.

Quepasa.com announced earlier this month that it would be reducing its workforce by approximately one third over a 60 day period as part of management's effort to further enhance the Company's competitive position and utilize its assets more efficiently.

Gary Trujillo, quepasa.com's chairman and chief executive officer, commented, "Quepasa.com is uniquely positioned as the only publicly traded on-line community targeting the U.S. Hispanic market. We will work closely with FBR to explore all opportunities available to quepasa.com to enhance shareholder value. We believe that this engagement, combined with our previously announced cost reduction program, is the best course for maximizing shareholder value."

Quepasa.com's brand awareness and registered users continue to grow. Impressions on the quepasa.com website for the first quarter of 2000 were 58.7 million. In the month of April, 2000 quepasa.com served over 53 million ad impressions on its website. Registered users increased from approximately 350,000 at March 31, 2000 to over 400,000 at April 30, 2000.

In light of FBR's engagement, quepasa.com has decided to defer holding its annual meeting of shareholders while the company explores with FBR the strategic alternatives available to it.

About quepasa.com:

Quepasa.com provides the rapidly growing U.S. Hispanic market with information and interactive content available in both Spanish and English. The site was founded in 1998 and includes a search engine, free e-mail, Spanish-language news feeds, worldwide weather information, chat rooms, games, maps and message boards. Quepasa.com has entered into strategic alliances with leading providers of media, content and technology including: NetZero, Inc,; Reuters NewMedia, Inc.; Associated Press; Agencia EFE; Hispanic Business Magazine; AutoNation, Inc.; Net2Phone, Inc.,; X:Drive; Telemundo Network Group; Internet Wire, Inc.; WeatherLabs, Inc.; e-lingo; WorldGate Communications, Inc.; Inktomi; Salud.com; Egreetings Network, CriticalPath and GTE Internetworking.

The statements in this press release regarding future performance and growth are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to those set forth in quepasa.com's documents filed the Securities and Exchange Commission.

Contact:  Michele Vahsen
          quepasa.com
          602-716-0100 ext. 259
          mvahsen@quepasa.com